Exhibit 99.1

Baozun Announces Resignation of Director

SHANGHAI, CHINA - August 10, 2020 - Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that Dr. Gang Yu, has notified the board of directors (the “Board”) of the Company that he intends to resign from his position as a member of the Board for personal reasons, effective from August 10, 2020.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Dr. Yu has been a trusted member of the Board since April 2018. On behalf of the Board, I would like to thank him for his valuable contributions to Baozun during his tenure on the Board. His various suggestions to the Board and to the management team have been very insightful and profound. I wish him continued success in the future.”

Dr. Yu added, “I am honored to have had a chance to contribute to the development of Baozun and I have enjoyed working with a highly professional Board and management team. I am confident that Baozun is well positioned to achieve even greater success in the future.”

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company’s integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com

Christensen
In China
Mr. Andrew McLeod
Phone: +852-2232-3941
E-mail: baozun@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com